June 17, 2011

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Staff Comments to Rule 485(a) Filings for

File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you once again for your timely response in regard to the above-referenced filings. This letter will address the Staff comments to those filings that we discussed on June 10.

1.	On page 7 of the prospectus, change the headings in the chart entitled, “Total Annual Underlying Mutual Fund Operating Expenses” from “Lowest” and “Highest” to “Minimum” and “Maximum.”

These changes will be made in the prospectus.

2.	Please confirm that contractowners who purchase the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider can never purchase this rider in conjunction with the variable investment option with the highest underlying mutual fund operating expense.

One of the requirements of the GLWB rider that is available under these contracts prohibits contractowners from allocating their assets into individual variable investment options. On page 74 of the prospectus this requirement is disclosed as follows: “[d]uring the entire time this rider is in effect, you must invest all of your premium payments and the contract accumulation value in one of the following four allocation models . . .” This requirement is also disclosed on page 2 of the prospectus. Thus, contractowners who purchase the optional GLWB rider could never allocate their assets to the variable investment option with the highest underlying fund operating expense.

3.	Please clarify certain aspects of the Expense Examples on page 7 of the prospectus and provide clarified Examples for Staff review in a correspondence filing.

We have revised the Expense Examples on page 7 of the prospectus as follows:

Expense Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These Examples show the maximum costs of investing in the contract, including the contractowner transaction expenses, an annual contract fee of $35, and separate account annual expenses which include a daily administrative charge at an annual rate of 0.20% and a daily mortality and expense risk charge at an annual rate of 1.10% of the net asset value in the Separate Account. The following two examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment has a 5% return each year. Example 1 shows a contract with a spousal version of Guardian Target 300 Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider with the GLWB Return of Premium Death Benefit (which are the most expensive optional features available under the contract) and also shows the maximum average weighted fund expense (1.06%) for the Invesco/PIMCO growth model and the minimum average weighted fund expense (0.83%) for the conservative allocation model which are two of the allocation models available under the GLWB rider. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 1:	Contract with the spousal version of the Guardian Target 300 GLWB Rider with the GLWB Return of Premium Death Benefit and maximum and minimum allocation model expenses

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Invesco/PIMCO Growth Model:	$1,323	$2,315	$3,264	$5,865
Conservative Allocation Model:	$1,300	$2,246	$3,153	$5,662
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Invesco/PIMCO Growth Model:	$523	$1,615	$2,764	$5,865
Conservative Allocation Model:	$500	$1,546	$2,653	$5,662

Example 2 shows a Basic contract without any riders (which is the least expensive way to purchase the contract) and maximum (2.57%) and minimum (0.37%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 2: Basic Contract without any Riders and maximum and minimum underlying mutual fund expenses

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,241	$2,031	$2,731	$4,523
Minimum:	$1,010	$1,346	$1,604	$2,353
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$441	$1,331	$2,231	$4,523
Minimum:	$210	$646	$1,104	$2,353

These Examples do not reflect transfer fees or annuity taxes (which may range up to 3.5%, depending on the jurisdiction).

Please remember that the Examples are an illustration and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

A table of accumulation unit values is in Appendix A – Summary Financial Information.

4.	On page 59 of the prospectus, please confirm whether or not the following statements are currently valid: “We are seeking regulatory approval for this feature and will offer it in those jurisdictions where we have received such approval. Terms and conditions may differ between jurisdictions when the feature is approved.”

We will delete the above two sentences and substitute the following sentence in its stead on page 59: “The Earnings Benefit Rider is not available in the states of New York and Washington.”

I trust that the responses provided above resolve the Staff comments received on June 10, 2011. Please let me know if I can provide you with any further information. The prospectus changes detailed in this correspondence will be incorporated into a Rule 485(b) filing that will be made on or before July 5, 2011.

Sincerely,

/s/ Stephanie Susens

Stephanie Susens

Second Vice President and Counsel